www.linkedin.com/in/maxwell-klaiber-05b068126 (LinkedIn)
www.instagram.com/maxwell_hughes_/ (Portfolio)

Top Skills

Strategic Planning
Marketing Strategy
Film Production

Maxwell Klaiber

Writer / Director / Producer / Video Production
Los Angeles, California, United States

Summary

I am 26 living in the greater Los Angeles area. Let's talk books, films, music, surfing, sports, and politics if anyone was interested in something besides work-related stuff.

Additionally, I work with the physical production side of the film industry as I take part in writing, directing, producing, and other necessary jobs on various different sets. I have worked in various roles from coordinator to director to producer to assistant. I know how to be useful.

I attended Biola University and garnered Summa Cum Laude while majoring in Communication Studies with an emphasis on Interdisciplinary Studies and Research.

Please, check my resume or ask me any questions for more information. Thank you.

Experience

The Rattlin' Bog LLC
CEO
January 2024 - Present (8 months)
Los Angeles, California, United States

Freelance
Freelance Director / Producer
January 2020 - Present (4 years 8 months)
Echo Park, California, United States

Commercials

Music Videos

Documentaries

Narratives

Fashion Films

SPARKHOUSE: Strategic Brand Films
Commercial Director
April 2023 - June 2023 (3 months)
Orange County, California, United States

* Conceived and developed unique and effective commercial concepts for various clients.
* Created detailed visual treatments that effectively communicated the concept and vision of the commercial.
* Directed commercial sets with a whole cast and crew, ensuring a successful execution of the creative vision.
* Collaborated with clients to understand their brand, messaging, and target audience to create tailored commercials that meet their objectives.
* Managed pre-production planning and scheduling, including casting, location scouting, and hiring crew members.
* Communicated with production teams to ensure the timely delivery of high-quality footage that met client expectations.
* Stayed current with industry trends and technologies, continuously innovating and improving production methods to deliver top-quality commercials.

Lucasfilm
Crew Covid Scheduler
July 2022 - February 2023 (8 months)
Los Angeles, California, United States

• Coordinated various A-list and crew schedules and travel plans.
• Answered 25+ calls a day and over 200 emails a day.
• Created spreadsheets and tracked data to ensure testing is happening in an efficient manner.
• Formulated relationships with all department heads to create efficient communication to ensure
positive productivity.

Epoch Films
Office Production Assistant
June 2022 - July 2022 (2 months)
Los Angeles, California, United States

• Handled phones and called locations and vendors
• Maintained craft services and kitchen areas as well as went on supply runs
• Conducted clerical work such as paperwork, inventory, and organization including deal memos,
timecards, and invoices

The American Film Institute
Health And Safety Manager
March 2022 - July 2022 (5 months)
Los Angeles, California, United States

ShotDeck
Film Tagger
August 2021 - July 2022 (1 year)
Los Angeles, California, United States

Caviar
Office Production Assistant
September 2021 - October 2021 (2 months)
Los Angeles, California, United States

• Handled phones and called locations and vendors

• Maintained craft services and kitchen areas as well as went on supply runs

• Conducted clerical work such as paperwork, inventory, and organization

Netflix
Office Production Assistant
February 2021 - July 2021 (6 months)
Los Angeles, California, United States

• Handled phones and called locations and vendors

• Maintained craft services and kitchen areas as well as went on supply runs

• Conducted clerical work such as paperwork, inventory, and organization

BMW of North America, LLC
Covid Officer / Coordinator
March 2021 - March 2021 (1 month)
Los Angeles, California, United States

• Enforced sanitization, testing, social distancing, and mask wearing

• Created zones and maintained protocol as to who was allowed in those zones on-set

• Trained crew members to help pass safety inspections and protocols

• Coordinated testing schedules with the lab, studio, and crew

• Created sheets of information about testing dates to pass along to studio and lab

• Performed cleaning duties and sanitization before, during, and after set

Wayfarer Studios

2 months

Covid Coordinator / Officer
October 2020 - November 2020 (2 months)
Los Angeles, California, United States

• Enforced sanitization, testing, social distancing, and mask wearing
• Created zones and maintained protocol as to who was allowed in those zones on-set
• Trained crew members to help pass safety inspections and protocols
• Coordinated testing schedules with the lab, studio, and crew
• Created sheets of information about testing dates to pass along to studio and lab
• Performed cleaning duties and sanitization before, during, and after set

Location Manager
October 2020 - November 2020 (2 months)
Los Angeles, California, United States

• Researched and secured the perfect locations to film a movie
• Handled the creative side of finding appropriate locations
• Handled the logistics like paying the property owners, securing permits, and alerting neighbors about the film shoot
• Reported to the production designer and collaborated frequently with the director
• Oversaw and hired the entire location department

Squadron
Production Assistant
September 2020 - October 2020 (2 months)
Los Angeles, California, United States

• Prepared and delivered daily call sheets that describe the scenes being filmed and the actors and items needed
• Made sure actors get their makeup and costumes
• Announced when each shoot starts and ends
• Identified issues that occur during filming and communicating those to the director or producer
• Ran errands and gathering supplies
• Oversaw other PAs on set and behind the scenes.

Biola Admissions
Biola Social Media Representative
August 2017 - January 2020 (2 years 6 months)
La Mirada, California

• Organized various events that are in charge of engaging the entire campus community.
• Regulated and recorded attendance to increase participation across diverse demographics.
• Discussed how to increase representation and inclusivity on campus through meetings with supervisors.
• Wrote and edited blog editorials for students and incoming freshmen about life on campus.
• Directed and edited videos to be used at for events and for promotional options
• Provided tours for families and answered extensive questions about Biola University life.

Dialed-In Entertainment
Intern
September 2018 - December 2018 (4 months)
Greater Los Angeles Area

• Conducted database/internet research for possible film/tv ideas. Created spreadsheets.
• Attended confidential meetings and discussed thoughts with the supervisor.
• Wrote thorough and fast coverage on submitted materials: film scripts, tv pilots, books, etc.
• Made typo-check notes for scripts currently under development; cooperated in curating pitch decks.

DreamWorks Animation
Script Supervisor
March 2018 - March 2018 (1 month)
Greater Los Angeles Area

• Ensured continuity throughout principal photography.
• Compiled a script breakdown during pre-production breaking down the various elements in each scene
• Took careful, detailed notes during every shot—keeping track of details like which hand an actor used to pick something up, or which direction an actor was looking in when they said a specific line.
• Compiled notes into a series of production reports which served as a reference point for the post-production team

Anthem Films
Production Assistant
January 2018 - January 2018 (1 month)
Greater Los Angeles Area

• Preparing and delivering daily call sheets that describe the scenes being filmed and the actors and items needed
• Making sure actors get their makeup and costumes
• Announcing when each shoot starts and ends
• Identifying issues that occur during filming and communicating those to the director or producer
• Running errands and gathering supplies
• Oversaw other PAs on set and behind the scenes.

Renaissance Forum
Video Production Intern
January 2017 - January 2018 (1 year 1 month)
Greater Los Angeles Area

• Produced the Video Podcast: managing budget, crew, contracts, and shooting schedule.
• Wrote the script after a collaborative brainstorming process alongside guests and host.
• Heavily researched topics in relation to discussion points.

Education

Biola University Alumni
Bachelor of Arts - BA , Communication and Media Studies · (2016 - 2019)